(Page 1 of 5 Pages)

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO

                                  RULE 13D-2(A)

                              (AMENDMENT NO. _____)

                                SHOPNET.COM, INC.

                                (Name of Issuer)

                                  COMMON STOCK

                         (Title of Class of Securities)

                                   82508N 10 4

                                 (CUSIP Number)

         HAROLD RASHBAUM, 14 EAST 60TH STREET, NEW YORK, NEW YORK 10022

                  (Name, Address and Telephone Number of Person

                Authorized to Receive Notices and Communications)

                                 OCTOBER 1, 1999

             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box o.

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all EXHIBITS. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

CUSIP NO. 82508N 10 4                                          PAGE 2 OF 5 PAGES

1 NAMES OF REPORTING PERSONS American Telecom, Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) o

3 SEC USE ONLY

4 SOURCE OF FUNDS WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) or 2(e)

6 CITIZENSHIP OR PLACE OF ORGANIZATION New York

     NUMBER OF SHARES         7    SOLE VOTING POWER            311,000 (5.8%)
      BENEFICIALLY
      OWNED BY EACH           8    SHARED VOTING POWER                     0
        REPORTING
       PERSON WITH            9    SOLE DISPOSITIVE POWER       311,000 (5.8%)

                             10    SHARED DISPOSITIVE POWER                0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14 TYPE OF REPORTING PERSON* CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.           SECURITY AND ISSUER.

                  Common Stock

     SHOPNET.COM, INC., 14 EAST 60TH Street, Suite 402, New York, New York 10022

ITEM 2.           IDENTITY AND BACKGROUND.

     American Telecom, Corp. (hereinafter "ATC")

     Address of Principal Business: P.O. Box 47, Roadtown,  Tortola BVI State of
Incorporation: New York

     2(D): n/a

     2(E): ATC has at no time been a party to a civil proceeding and, as a result, been subject to a judgment or court order (a) prohibiting future violations of federal or state securities laws or (b) ordering certain activities subject to federal or state securities laws or (c) finding any violation of federal or state securities laws.

     None of the executive officers or directors of ATC has been a party to a civil proceeding and, as a result, been subject to a judgment or court order (a) prohibiting future violations of federal or state securities laws or (b) ordering certain activities subject to federal or state securities laws or (c) finding any violation of federal or state securities laws, except as set forth below:

     As described in the Securities and Exchange Commission's (the "Commission") Litigation Release No. 15739, on May 14, 1998, the Commission filed a complaint designated Securities and Exchange Commission v. Paul J. Montle, LS Capital Corporation, Paul V. Culotta, Carol C. Martino, CMA Noel, Ltd., Mario J. Iacoviello, Ilan Arbel, and Europe American Capital Corporation, 98-Civ-3446
(MP) (S.D.N.Y) in the United States District Court for the Southern District of New York. The complaint alleged fraud and other violations of the securities laws concerning three public companies (Viral Testing Systems, Inc. ("VTS"), LS Capital Corporation ("Lone Star"), and RMS Titanic, Inc.). Specifically, the complaint alleged, inter alia, that from February through June 1993, officers and directors of Lone Star made a series of misstatements and omissions in Lone Star's registration statement and in VTS' and Lone Star's public filings regarding the ownership of Lone Star at the time VTS spun off Lone Star by failing to disclose sales of stock pursuant to Regulation S, including the sales in January 1993 of 1 million shares to entities controlled by Mr. Arbel (the president and secretary of ATC), and by falsely representing that Lone Star was a wholly-owned subsidiary of VTS prior to the spin-off. The complaint further alleged that the shares Mr. Arbel purchased in January 1993, coupled with shares he received at the time of the spin-off aggregated more than 10% of Lone Star's outstanding stock in May 1993. The complaint alleged that Mr. Arbel never made the required filings with the Commission regarding his share ownership. The complaint also alleged that Lone Star first disclosed that it had made sales pursuant to Regulation S in its Form 10-Q filed on June 4, 1993 but falsely represented that all those sales occurred after the spin-off. The complaint alleged that between May and December 1993, Mr. Arbel sold approximately 1.4 million shares of Lone Star stock into the United States market without that stock being registered or there being an exemption from registration. Simultaneously with the filing of the complaint, the Commission filed judgments on consent against Mr. Arbel and Europe American Capital Corporation ("EACC"). Without admitting or denying the allegations of the complaint, Mr. Arbel and EACC consented to (1) permanent injunctions against violating Sections 5(a) and 5(c) of the Securities Act and Sections 13(d) and 16(a) of the Exchange Act and Rules 13d-1, 16a-2, and 16a-3 thereunder and (2) a joint and several disgorgement obligation of $218,118 plus prejudgment interest. Mr. Arbel also consented to pay a penalty of $100,000 pursuant to Sections 20(d) of the Securities Act and 21(d)(3) of the Exchange Act.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     ATC purchased 200,000 shares of Shopnet.com, Inc. common stock in a private placement in February 1998 and an additional 111,000 shares in the public market between September and October 1999. ATC utilized working capital to pay the purchase price of such shares.

ITEM 4.           PURPOSE OF TRANSACTION.

     ATC purchased the shares as an investment.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

     ATC beneficially owns an aggregate 311,000 shares of Shopnet.com, Inc. common stock, representing 5.8% of the shares outstanding.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     N/A

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

     N/A

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                                OCTOBER 18, 1999
                                                                            Date

                                                                  /S/ ILAN ARBEL
                                                                       Signature
                                                           ILAN ARBEL, PRESIDENT
                                                                      Name/Title